Client One Securities, LLC
Statement Of Cash Flows
For the Year Ended December 31, 2015

Operating activities:		
Net loss	$	(132,063)
Adjustments to reconcile net loss to cash flows from operating activities:		
Change in assets and liabilities-		
Accounts receivable		74,709
Other receivable		40,750
Other assets		2,116
Accounts payable		3,037
Accrued liabilities		(96,059)
Cash flows from operating activities		(107,509)
Financing activities:		
Capital contributed from member		100,000
Cash flows from financing activities		100,000
Decrease in cash		(7,509)
Cash, beginning of year		474,148
Cash, end of year	$	466,639
Supplemental cash flow information:		
Interest paid	$	-
Income taxes paid	$	-

The accompanying notes are an integral part of these financial statements